October 26, 2023
Manager Directed Portfolios
615 East Michigan Street
Milwaukee, Wisconsin 53202
Ladies and Gentlemen:
We hereby consent to the incorporation by reference in this Registration Statement of our opinion dated October 27, 2014 regarding the sale of Institutional Shares of the Roxbury/Hood River Small-Cap Growth Fund (n/k/a the Hood River Small-Cap Growth Fund), our opinion dated July 6, 2015 regarding the sale of Investor Shares of the Hood River Small-Cap Growth Fund, our opinion dated February 8, 2017 regarding the sale of Retirement Shares of the Hood River Small-Cap Growth Fund and our opinion dated September 28, 2021 regarding the sale of Institutional Shares, Investor Shares and Retirement Shares of the Hood River International Opportunity Fund. In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.
Very truly yours,
/s/ Godfrey & Kahn, S.C.
GODFREY & KAHN, S.C.